WORLD ILLUSTRATED, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020

WORLD ILLUSTRATED, INC.

BALANCE SHEETS

AS AT DECEMBER 31

		2021 $	2020 $
ASSETS			
	Cash at bank	213	(13)
	Fixed Assets - Software	135,050	53,940
	Fixed Assets	58,005	2,490
TOTAL ASSETS		193,268	56,418
LIABILITIES & EQUITY			
Liabilities			
	Notes Payable in 1 year or more	259,280	99,000
	Current Liabilities	0	0
TOTAL LIABILITIES		259,280	99,000
EQUITY			
Capital Stock (120,000 shares authorised, 100,000 issued and outstanding. $.001 par value)		100	100
Additional Paid in Capital		0	0
Retained Earnings		(66,112)	(42,682)
TOTAL EQUITY		(66,012)	(42,582)
TOTAL LIABILITIES & EQUITY		193,268	56,418

WORLD ILLUSTRATED, INC.

Statement of Operations

FOR THE YEAR ENDED DECEMBER 31

		2021	2020
		$	$
OPERATING INCOME			
	All Income	0	0
	Cost of sales	0	0
GROSS (LOSS)/PROFIT		0	0
OPERATING EXPENSES			
	Bank Charges	538	375
	Fees	9,045	0
	Meals & Entertainment	389	0
	Payroll	10,852	41,944
	Telephone	60	60
	Travel	2,252	0
	Utilities	303	303
	Total Expenses	23,440	42,682
NET INCOME		(23,440)	(42,682)

WORLD ILLUSTRATED, INC.

Statement of Equity

Common stock

Shares	Shares		Amount	Addl Paid in Captial	Retained Earnings	Total Stockholder's Equity
Balance as at Jan 2020		100,000	$100.00	$0.00	$0.00	$100.00
Net Income for the Year					-$42,682.15	
Balance as at Dec 2020		100,000	$100.00		-$42,682.15	-$42,582.15
Balance as at Jan 2021		100,000	$100.00	$0.00	-$42,682.15	-$42,582.15
Net Income for the Year					-$23,440.03	
Balance as at Dec 2022		100,000	$100.00	$0.00	-$66,122.18	$66,012.00

WORLD ILLUSTRATED, INC.

Statement of Cash Flows

	Y/e Dec 31 2021			**Y/e Dec 31 2020**	
<u>Opening cash</u>	<u>-$12.52</u>			<u>$0.00</u>	<u>$0.00</u>
Cash in					
Cash from operations		$0.00	Cash from operations		$0.00
Loans		$160,280.49	Loans		$99,000.00
Cash out					
Cash to suppliers		-$136,626.99	Cash to suppliers		-$56,330.00
Cash to staff		-$10,851.83	Cash to staff		-$41,943.90
Cash to general expenses		-$12,588.20	Cash to general expenses		-$738.25
		-$160,067.02			-$99,012.15
<u>Closing cash</u>		<u>$213.47</u>			<u>-$12.52</u>

NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE
World Illustrated, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware.
The Company operates a social networking platform and derives revenue from advertising, licensing and merchandizing

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:
a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accruals basis of accounting, revenues are recorded when earned and expenses are recored at the time liabilities are incurred.
b)   Fiscal Year
The Company operates on a 52-week fiscal year ending on December 31.
c) Cash
For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.
d) Fees
Fees consist of legal services provided for the creation of the Company and equity financing and licensing fees for the use of third party software services.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Sesequent Event